Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2013 THIRD QUARTER RESULTS

Financial Highlights for Fiscal 2013 Third Quarter

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Gross bookings(5) for Hotels and packages increased by 67.2% yoy in 3Q13. Gross bookings for Air ticketing increased by 38.4% yoy in 3Q13.

•	Transactions for Hotels and packages improved by 68.2% yoy in 3Q13. Transactions for air ticketing grew by 15.5% yoy in 3Q13.

•	Revenue rose 24.5% yoy to $63.8 million in 3Q13 versus $53.8 million in 3Q12.

•	Revenue less service costs(2) for Hotels and packages increased by 52.4% yoy in 3Q13. Hotels and packages contribution increased to 34.7% in 3Q13 versus 22.6% in 3Q12.

Gurgaon, India and New York, February 7, 2013 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its third fiscal quarter ended December 31, 2012.

“MakeMyTrip has gained significant market share in both the air ticketing and hotels and packages business during this past high season quarter.” said Deep Kalra, Chairman and CEO. “We continue to lead the Indian OTA market in offering customers comprehensive set of travel products, including the broadest choice of online domestic and international hotels, while constantly improving their overall experience with MakeMyTrip.”

(in thousands except EPS)	3 months Ended December 31, 2011	3 months Ended December 31, 2012	YoY Change	YoY Change in Constant Currency(1)
Financial Summary as per IFRS
Revenue	$53,806.9	$63,830.0	18.6%	24.5%
Revenue Less Service Costs(2)	$23,654.7	$22,353.7	-5.5%	-0.4%
Air Ticketing	$17,367.4	$13,538.9	-22.0%	-17.2%
Hotels & packages	$5,340.4	$7,848.5	47.0%	52.4%
Other	$947.0	$966.3	2.0%	6.9%
Results from Operating Activities	$1,282.9	($6,148.3)
Adjusted Operating Profit (Loss)(3)	$4,316.4	($2,226.5)
Income (Loss) for the Period	$41.5	($5,235.9)
Adjusted Net Income (Loss) (4)	$3,126.1	($2,552.6)
Diluted Earnings (Loss) per Share	$0.001	($0.14)
Adjusted Diluted Earnings (Loss) per Share(4)	$0.08	($0.07)

Operating Metrics
Gross Bookings(5)	$237,333.6	$324,424.1	36.7%	43.7%
Air Ticketing	$193,323.6	$253,514.0	31.1%	38.4%
Hotels & packages	$44,010.0	$70,910.1	61.1%	67.2%
Number of Transactions
Air Ticketing	882.4	1019.5	15.5%
Hotels & packages	110.9	186.5	68.2%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, merger and acquisitions related expenses and amortization of acquisition related intangibles.
(4)	Income (loss) for the period excluding employee share-based compensation costs, merger and acquisitions related expenses, Net change in fair value of financial liability in business combination, net loss on change in fair value of derivative financial instrument and income tax benefit.
(5)	Represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (5) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

OTHER INFORMATION

Share Repurchase

The following table provides information about purchases by us during the three months ended December 31, 2012 of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
10/01/12 – 10/31/12	NIL		NIL	NIL	NIL
11/01/12 – 11/30/12	NIL	$	NIL	NIL	$25,000,000
12/01/12 – 12/31/12	40,142		$12.63	40,142	$24,492,145

Total	40,142		$12.63	40,142	$24,492,145

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorizations permit us to purchase our ordinary shares on the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. In the three months ended December 31, 2012, we repurchased 40,142 ordinary shares at an average price of approximately $12.63 per share (excluding broker and transaction fees). As of December 31, 2012, we had remaining authority to repurchase up to approximately $24.49 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Fiscal 2013 Third Quarter Financial Results

Revenue. We generated revenue of $63.8 million in the quarter ended December 31, 2012, an increase of 18.6% (24.5% in constant currency) over revenue of $53.8 million in the quarter ended December 31, 2011.

Air Ticketing. Revenue from our air ticketing business decreased by 33.7% (29.0% in constant currency) to $14.3 million in the quarter ended December 31, 2012 from $21.6 million in the quarter ended December 31, 2011. Our revenue less service costs(2) decreased by 22.0% (17.2% in constant currency) to $13.5 million in the quarter ended December 31, 2012 from $17.4 million in the quarter ended December 31, 2011. The materially higher airfares caused the gross bookings to grow by 31.1% (38.4% in constant currency) year on year. The decline in revenue less service costs was mainly due to decrease in our net revenue margin (defined as Revenue less service cost as a percentage of gross bookings) to 5.3% from 9.0% a year ago, mainly due to reduction in airlines commission.

Hotels and Packages. Revenue from our hotels and packages business increased by 55.2% (61.3% in constant currency) to $48.6 million in the quarter ended December 31, 2012 from $31.3 million in the quarter ended December 31, 2011. Our revenue less service costs(2) increased by 47.0% (52.4% in constant currency) to $7.8 million including contribution from Hotel Travel Group that we acquired in the quarter ended December 31, 2012 from $5.3 million in the quarter ended December 31, 2011. This was due to increase in gross bookings by 61.1% (67.2% in constant currency) which was partly offset by decrease in net revenue margin from 12.1% in the quarter ended December 31, 2011 to 11.1% in the quarter ended December 31, 2012 as we lead the offline booking market towards online hotel bookings through selective offers.

Other Revenue. Our other revenue increased to $1.0 million in the quarter ended December 31, 2012 from $0.9 million in the quarter ended December 31, 2011, primarily due to increases in the sale of online bus tickets and miscellaneous income, partially offset by decrease in sale of rail tickets.

Total Revenue less Service Costs. Our total revenue less service costs decreased by 5.5% (0.4% in constant currency) to $22.4 million in the quarter ended December 31, 2012 from $23.7 million in the quarter ended December 31, 2011 as a result of a 22.0% (17.2% in constant currency) decrease in our air ticketing revenue less service costs, offset by an increase of 47.0% (52.4% in constant currency) in our hotels and packages revenue less service costs.

Personnel Expenses. Personnel expenses increased to $9.6 million in the quarter ended December 31, 2012 from $8.0 million in the quarter ended December 31, 2011, mainly as a result of employee share-based compensation costs of $3.2 million in the quarter ended December 31, 2012 as against $2.9 million in quarter ended December 31, 2011. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 6.8 percentage points year over year, in line with the growth in our business and recent acquisitions.

Other Operating Expenses. Other operating expenses increased by 31.0% to $17.9 million in the quarter ended December 31, 2012 from $13.7 million in the quarter ended December 31, 2011, primarily as a result of an increase in outsourcing fees and advertisement expenses in line with the growth in our business and recent acquisitions. Other operating expenses include merger and acquisitions related expenses of $0.5 million in the quarter ended December 31, 2012 as against $0.1 million in quarter ended December 31, 2011. Merger and acquisitions related expenses include professional fees and certain other expenses associated with acquisitions and certain non-routine transactions, whether or not consummated.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $6.1 million in the quarter ended December 31, 2012 from a profit of $1.3 million in the quarter ended December 31, 2011. Excluding the effects of our employee share-based compensation costs, merger and acquisitions related expenses and amortization of acquisition related intangibles for both quarters ended December, 2012 and 2011, we would have recorded an operating loss of $2.2 million in the quarter ended December 31, 2012 compared with an operating profit of $4.3 million in the quarter ended December 31, 2011.

Net Finance Income (costs). Our net finance cost was $0.4 million in the quarter ended December 31, 2012 as against $1.2 million in the quarter ended December 31, 2011. This was mainly due to higher interest income earned on term deposits with banks in the quarter ended December 31, 2012.

Profit (Loss) for the Period. As a result of the foregoing factors, including the effects of employee share-based compensation costs, merger and acquisitions related expenses and amortization of acquisition related intangibles, our loss for the quarter ended December 31, 2012 was $5.2 million as compared to a profit of $0.04 million in the quarter ended December 31, 2011. Excluding the effects of employee share-based compensation costs, merger and acquisitions related expenses, amortization of acquisition related intangibles, net change in fair value of financial liability in business combination, net loss on change in the fair value of derivative financial instruments and income tax benefit for the third quarter of both fiscal years 2013 and 2012, we would have recorded a net loss of $2.6 million in the quarter ended December 31, 2012 and a net profit of $3.1 million in the quarter ended December 31, 2011.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.14 for the quarter ended December 31, 2012 as compared to diluted earnings per share of $0.001 in the quarter ended December 31, 2011. After adjusting for employee share-based compensation costs, merger and acquisitions related expenses, amortization of acquisition related intangibles, net change in fair value of financial liability in business combination, net loss on change in the fair value of derivative financial instruments and income tax benefit for the third quarter of both fiscal years 2013 and 2012, as mentioned in the preceding paragraph, diluted loss per share were $0.07 in the quarter ended December 31, 2012, compared to diluted earnings per share of $0.08 in the quarter ended December 31, 2011.

Fiscal Year 2012-13 Outlook

The Company is maintaining its fiscal year 2013 Revenue less service costs growth guidance in the range of 13% to 16% on a constant currency basis. This growth guidance is based on average actual Indian Rupee to U.S. Dollar exchange rate of 48.23 for full fiscal year 2012. On a U.S. dollar basis, we are maintaining our revenue less service cost guidance in the range of $89 million to $91 million based on the current 3Q13 average exchange rate of INR 54 to a U.S. Dollar.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended December 31, 2012 beginning at 10:00 a.m. EST on February 7, 2013. To participate, please dial + 1-866-356-4279 from within the U.S. or +1-617-597-5394 from any other country. Thereafter, callers will be prompted to enter the participant passcode 92653770. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for two weeks by dialing +1-888-286-8010 and using passcode 92602219. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit, adjusted net income and change in constant currency are useful in measuring the results of the company. The IFRS measures most directly comparable to adjusted operating profit and adjusted net income are results from operating activities and income (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as merger and acquisitions related expenses, amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), follow-on public offering costs, net change in fair value of financial liability in business combination, net loss on change in the fair value of derivative financial instruments and income tax benefit) provide investors and analysts a more accurate representation of the Company’s operating results.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 25, 2012, filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited and MakeMyTrip.com

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip.com Inc., Hotel Travel Group, Luxury Tours & Travel Pte Ltd, ITC Group (Thailand) and Luxury Tours (Malaysia) Sdn Bhd. The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com and www.hoteltravel.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 10,700 hotels and guesthouses in India, more than 73,000 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	As at March 31, 2012	As at December 31, 2012
	(in USD)
Assets
Property, plant and equipment	7,064,373	9,147,376
Intangible assets	8,349,403	34,716,850
Trade and other receivables, net	807,159	763,474
Investment in equity-accounted investee	838,212	717,620
Other investments	4,416,543	5,003,634
Derivatives instruments	202,054	113,058
Term deposits	648,506	816,507
Other non-current assets	449,559	545,017
Deferred tax assets	8,892,842	10,460,300

Total non-current assets	31,668,651	62,283,836

Inventories	2,367,548	1,089,027
Current tax assets	5,908,213	7,107,884
Trade and other receivables, net	20,575,261	32,193,892
Term deposits	43,676,624	51,683,763
Other current assets	21,792,776	23,867,241
Cash and cash equivalents	43,798,230	22,689,504
Assets held for sale	404,109	—

Total current assets	138,522,761	138,631,311

Total assets	170,191,412	200,915,147

Equity
Share capital	18,576	18,751
Share premium	150,144,112	153,230,184
Reserves	(428,937)	(450,347)
Accumulated deficit	(31,827,379)	(40,863,582)
Share based payment reserve	9,388,239	17,638,161
Foreign currency translation reserve	(8,578,442)	(11,232,371)

Total equity attributable to equity holders of the Company	118,716,169	118,340,796
Non-controlling interest	75,620	612,202

Total equity	118,791,789	118,952,998

Liabilities
Loans and borrowings	177,280	287,044
Employee benefits	681,135	991,906
Deferred tax liabilities	—	404,800
Other non-current liabilities	1,487,658	7,216,527

Total non-current liabilities	2,346,073	8,900,277

Bank overdraft	—	403,252
Loans and borrowings	82,083	155,396
Derivatives instruments	149,135	194,023
Trade and other payables	46,697,644	70,414,883
Deferred income	23,122	58,375
Other current liabilities	2,101,566	1,835,943

Total current liabilities	49,053,550	73,061,872

Total liabilities	51,399,623	81,962,149

Total equity and liabilities	170,191,412	200,915,147

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the three months ended December 31,		For the nine months ended December 31,
	2011	2012	2011	2012
	(in USD)
Revenue
Air ticketing	21,566,642	14,302,280	55,275,143	46,791,005
Hotels and packages	31,293,216	48,561,397	91,731,166	123,969,738
Other revenue	947,004	966,286	2,638,202	2,872,235

Total revenue	53,806,862	63,829,963	149,644,511	173,632,978

Service cost
Procurement cost of hotel and packages services	25,952,834	40,712,851	76,690,562	104,074,354
Cost of air tickets coupon	4,199,286	763,400	6,861,225	3,166,716
Personnel expenses	7,982,765	9,560,566	18,969,805	24,712,168
Other operating expenses	13,681,742	17,925,475	41,177,805	48,544,886
Depreciation and amortization	707,355	1,015,925	1,937,784	2,504,088

Result from operating activities	1,282,880	(6,148,254)	4,007,330	(9,369,234)

Finance income	433,044	954,242	1,317,504	3,121,154
Finance costs	1,666,133	1,371,326	4,454,807	2,912,404

Net finance income (costs)	(1,233,089)	(417,084)	(3,137,303)	208,750

Share of loss of equity-accounted investee	(11,272)	(44,071)	(11,272)	(120,592)

Profit (Loss) before tax	38,519	(6,609,409)	858,755	(9,281,076)
Income tax benefit	2,972	1,373,503	7,892	2,006,959

Profit (Loss) for the period	41,491	(5,235,906)	866,647	(7,274,117)

Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	(4,234,204)	(1,954,122)	(9,163,783)	(2,628,925)
Net change in fair value of available-for-sale financial assets	(527,211)	58,034	(527,211)	503,688
Defined benefit plan actuarial gain (loss)	—	—	2,646	(70,113)

Other comprehensive income (loss) for the period, net of tax	(4,761,415)	(1,896,088)	(9,688,348)	(2,195,350)

Total comprehensive income (loss) for the period	(4,719,924)	(7,131,994)	(8,821,701)	(9,469,467)

Profit (Loss) attributable to:
Owners of the Company	39,570	(5,218,716)	917,477	(7,185,465)
Non-controlling interest	1,921	(17,190)	(50,830)	(88,652)

Profit (Loss) for the period	41,491	(5,235,906)	866,647	(7,274,117)

Total comprehensive income (loss) attributable to:
Owners of the Company	(4,719,071)	(7,123,095)	(8,734,235)	(9,390,326)
Non-controlling interest	(853)	(8,899)	(87,466)	(79,141)

Total comprehensive income (loss) for the period	(4,719,924)	(7,131,994)	(8,821,701)	(9,469,467)

Earnings (Loss) per share
Basic	0.001	(0.14)	0.03	(0.19)
Diluted	0.001	(0.14)	0.02	(0.19)

Weighted average number of shares
Basic	36,998,163	37,409,676	36,529,043	37,256,055
Diluted	38,412,815	37,409,676	38,046,100	37,256,055

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve for own shares	Fair value reserve	Accumulated deficit	Share based payment reserve	Foreign currency translation reserve	Total	Non- controlling interest	Total equity
	(In USD)
Balance as at April 1, 2012	18,576	150,144,112	—	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	(7,185,465)	—	—	(7,185,465)	(88,652)	(7,274,117)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,638,436)	(2,638,436)	9,511	(2,628,925)
Net change in fair value of available-for-sale financial assets	—	—	—	503,688	—	—	—	503,688	—	503,688
Defined benefit plan actuarial loss, net of tax	—	—	—	—	(70,113)	—	—	(70,113)	—	(70,113)

Total other comprehensive income (loss)	—	—	—	503,688	(70,113)	—	(2,638,436)	(2,204,861)	9,511	(2,195,350)

Total comprehensive income (loss) for the period	—	—	—	503,688	(7,255,578)	—	(2,638,436)	(9,390,326)	(79,141)	(9,469,467)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	8,800,055	—	8,800,055	—	8,800,055
Issue of ordinary shares on exercise of share options	70	738,230	—	—	—	(550,133)	—	188,167	—	188,167
Own shares acquired	—	—	(525,098)	—	—	—	—	(525,098)	—	(525,098)
Issue of ordinary shares related to business combination	105	2,347,842	—	—	—	—	—	2,347,947	—	2,347,947

Total contributions by owners	175	3,086,072	(525,098)	—	—	8,249,922	—	10,811,071	—	10,811,071

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	—	(1,801,496)	—	—	(1,801,496)	—	(1,801,496)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	—	621,101	621,101
Acquisition of non-controlling interests	—	—	—	—	20,871	—	(15,493)	5,378	(5,378)	—

Total changes in ownership interest in subsidiaries	—	—	—	—	(1,780,625)	—	(15,493)	(1,796,118)	615,723	(1,180,395)

Total transactions with owners	175	3,086,072	(525,098)	—	(1,780,625)	8,249,922	(15,493)	9,014,953	615,723	9,630,676

Balance as at December 31, 2012	18,751	153,230,184	(525,098)	74,751	(40,863,582)	17,638,161	(11,232,371)	118,340,796	612,202	118,952,998

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the nine months ended December 31,
	2011	2012
	(in USD)
Profit (Loss) for the period	866,647	(7,274,117)
Adjustments for non-cash items	9,301,617	9,173,750
Change in working capital	(10,200,408)	1,214,091

Net cash from (used in) operating activities	(32,144)	3,113,724

Net cash used in investing activities	(38,996,142)	(21,141,130)

Net cash from (used in) financing activities	35,345,943	(1,457,936)

Decrease in cash and cash equivalents	(3,682,343)	(19,485,342)
Cash and cash equivalents at beginning of the period	47,874,344	43,798,230
Effect of exchange rate fluctuations on cash held	(3,953,267)	(2,026,636)

Cash and cash equivalents at end of the period	40,238,734	22,286,252

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three months ended December 31,
	Air ticketing		Hotels and packages		Others		Total
	2011	2012	2011	2012	2011	2012	2011	2012

Revenue	21,566,642	14,302,280	31,293,216	48,561,397	947,004	966,286	53,806,862	63,829,963

Less:
Service cost	4,199,286	763,400	25,952,834	40,712,851	—	—	30,152,120	41,476,251

Revenue less service cost	17,367,356	13,538,880	5,340,382	7,848,546	947,004	966,286	23,654,742	22,353,712

	Nine months ended December 31,
	Air ticketing		Hotels and packages		Others		Total
	2011	2012	2011	2012	2011	2012	2011	2012

Revenue	55,275,143	46,791,005	91,731,166	123,969,738	2,638,202	2,872,235	149,644,511	173,632,978

Less:
Service cost	6,861,225	3,166,716	76,690,562	104,074,354	—	—	83,551,787	107,241,070

Revenue less service cost	48,413,918	43,624,289	15,040,604	19,895,384	2,638,202	2,872,235	66,092,724	66,391,908

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended December 31,		For the nine months ended December 31,
(Unaudited)	2011	2012	2011	2012
	(in USD)
Result from operating activities as per IFRS	1,282,880	(6,148,254)	4,007,330	(9,369,234)
Add: Employee share-based compensation costs	2,908,411	3,245,524	4,162,668	8,800,055
Add: Merger and acquisitions related expenses	107,578	460,608	191,118	696,027
Add: Acquisition related intangibles amortization	17,484	215,583	46,423	251,422

Adjusted Operating Profit (Loss)	4,316,353	(2,226,539)	8,407,539	378,271

Reconciliation of Adjusted Net Income (Loss)	For the three months ended December 31,		For the nine months ended December 31,
(Unaudited)	2011	2012	2011	2012
	(in USD)
Income (Loss) for the period as per IFRS	41,491	(5,235,906)	866,647	(7,274,117)
Add: Employee share-based compensation costs	2,908,411	3,245,524	4,162,668	8,800,055
Add: Merger and acquisitions related expenses	107,578	460,608	191,118	696,027
Add: Acquisition related intangibles amortization	17,484	215,583	46,423	251,422
Add: Cost related to follow-on public offering	—	—	879,994	—
Add (Less): Net (gain) loss on change in fair value of derivative financial instrument	—	(8,494)	—	133,883
Add (Less): Net change in fair value of financial liability in business combination	54,130	143,544	143,186	(118,953)
Less: Income tax benefit	(2,972)	(1,373,503)	(7,892)	(2,006,959)

Adjusted Net Income (Loss)	3,126,122	(2,552,644)	6,282,144	481,359

Adjusted Earnings (Loss) per share
Diluted	0.08	(0.07)	0.17	0.01

	For the three months ended December 31, 2012,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	-33.7%	55.2%	2.0%	18.6%	-22.0%	47.0%	2.0%	-5.5%
Impact of Foreign Currency Translation	4.7%	6.1%	4.9%	5.9%	4.8%	5.5%	4.9%	5.1%

Constant Currency Growth	-29.0%	61.3%	6.9%	24.5%	-17.2%	52.4%	6.9%	-0.4%

	For the nine months ended December 31, 2012,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	-15.3%	35.1%	8.9%	16.0%	-9.9%	32.3%	8.9%	0.5%
Impact of Foreign Currency Translation	12.7%	13.4%	-20.0%	12.5%	13.5%	21.9%	-20.0%	14.1%

Constant Currency Growth	-2.7%	48.5%	-11.1%	28.6%	3.6%	54.2%	-11.1%	14.5%

MAKEMYTRIP LIMITED

OPERATING DATA

	For the three months ended December 31,		For the nine months ended December 31,
	2011	2012	2011	2012
	(in thousands, except percentages)
Number of transactions
Air ticketing	882.4	1,019.5	2,782.4	2,739.9
Hotels and packages	110.9	186.5	258.4	401.1

Revenue less service cost:
Air ticketing	17,367.4	13,538.9	48,413.9	43,624.3
Hotels and packages	5,340.4	7,848.5	15,040.6	19,895.4
Other revenue	947.0	966.3	2,638.2	2,872.2

	23,654.7	22,353.7	66,092.7	66,391.9

Gross Bookings
Air ticketing	193,323.6	253,514.0	625,852.3	690,758.3
Hotels and packages	44,010.0	70,910.1	120,547.3	167,118.2

	237,333.6	324,424.1	746,399.6	857,876.4

Net revenue margins
Air ticketing	9.0%	5.3%	7.7%	6.3%
Hotels and packages	12.1%	11.1%	12.5%	11.9%

Combined net revenue margin for air ticketing and hotels and packages	9.6%	6.6%	8.5%	7.4%